Exhibit 99.1

Tencent Music Entertainment Group Announces Management and Director Responsibility Changes

SHENZHEN, China, Jan. 10, 2022 /PRNewswire/ -- Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, today announced that Mr. Dennis Tak Yeung Hau has decided to resign from his position for personal reasons, effective January 31, 2022. Mr. Hau has served as the Company's Group Vice President since 2016. Mr. Ross Liang, the Company's Chief Executive Officer, will assume Mr. Hau's responsibilities in managing TME's international business. In addition, Mr. Adrian Yau Kee Mak, our independent director, will replace Ms. Edith Manling Ngan as the chairperson of our audit committee, with immediate effect. Ms. Ngan will continue to serve as an independent director and a member of our audit committee.

Mr. Cussion Kar Shun Pang, Executive Chairman of TME, commented, "On behalf of our Board and TME's management team, we thank Dennis for his outstanding services and commitment to the Company. Dennis played a crucial role in the development of QQ Music and WeSing, helping TME become the leading online music and audio entertainment platform in China. Under his leadership, QQ Music provided a much more diverse and rich content offering for users to enjoy, fostered product and technological innovations, including AI predictive algorithms to discover promising new music, and cultivated a vibrant social community to facilitate interaction between musicians and fans. All of these contributed to QQ Music's rapid growth."

"Dennis also guided WeSing to evolve from a karaoke app into a social entertainment platform with 'singing' at its core and encompass live streaming, karaoke rooms and a variety of social features. In addition, he was instrumental in the development of our IoT business and established strategic cooperation with key partners. In his most recent role leading TME's international business, Dennis successfully led WeSing's expansion in the overseas markets, laying a solid foundation for our future growth across Southeast Asia. We greatly appreciate Dennis' significant contributions over the years," added Mr. Ross Liang, CEO of TME.

The Board also would like to express its sincere gratitude to Ms. Edith Manling Ngan for her leadership and invaluable contributions during her tenure as the chairperson of the audit committee. TME will remain committed to upholding high standards of corporate governance under the leadership of Mr. Adrian Yau Kee Mak as the new chairperson of the audit committee.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415